Exhibit 4.7

AMENDMENT TO THE LOAN AGREEMENT

This Amendment (“Amendment”) to the Loan Agreement (as defined below) is entered into as of August 25, 2022 with the effective date of July 1 2022 (“Amendment Effective Date”) by and between Medigus Ltd., having its principal offices at Omer Industrial Park, No.7A, P.O. Box 3030, Omer 8496500, Israel (the “Lender”), and Gix Internet Ltd. (f/k/a Algomizer Ltd.), a company organized under the laws of the State of Israel, with principal offices at Menachem Begin, 11, Ramat Gan 5268104, Israel (the “Borrower”). Each of the Lender and the Borrower shall be referred to herein as “party” and together as the “Parties”.

WHEREAS, the Parties have entered into a loan agreement, dated October 12, 2021 (the “Loan Agreement”), according to which the Lender has extended to the Borrower a loan with a principal amount of NIS 4,000,000, in the terms set forth in the Loan Agreement (the “Loan”); and

WHEREAS, immediately after the Borrower repays his loan to Bank Leumi in the principal amount of NIS 2,419,000, the Borrower will repay all accrued interest until the repayment date, on account of the Loan and an amount of NIS 1,000,000 on account of the principal of the Loan (the “Partial Repayment Date”), such that after such repayment, the outstanding amount of the Loan is NIS 3,000,000 (the “Remaining Loan Amount”); and

WHEREAS, the Parties have agreed on new terms that will apply to the Loan and the Remaining Loan Amount as set forth in this Amendment.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Parties hereto agree as follows:

1.	Definitions. All capitalized terms used herein, not otherwise defined, shall have the meaning set forth in the Loan Agreement.

2.	Amendments.

2.1.	Loan Repayment - The Repayment Date, as defined under Section 2.1 of the Loan agreement of the Remaining Loan Amount shall be June 30, 2023 (the “Amended Repayment Date”). The Lender shall have the right to convert all or part of the outstanding Amended Principal Amount into ordinary shares of the Borrower, at a price per share equal to the average price of the Borrower’s ordinary shares on the Tel-Aviv Stock Exchange during the 30 trading days prior to the Amended Repayment Date, subject to obtaining all approvals required under applicable law, including the approval of the Borrower’s general meeting, if required.

2.2.	Interest – from the Amendment Effective Date The Loan (including the Remaining Loan Amount) and the Remaining Loan Amount shall bear annual interest at a rate equals to the Prime Rate published by the Bank of Israel + 2.92%, which will be paid in quarterly installments, not later than the 15 day of each of calendar quarter, starting on 15 of October 2022, except for the last interest payment, which shall be made on the Amended Repayment Date, for the period starting on the preceding interest payment date .

3.	No Further Amendments. Other than as set forth herein, all terms and conditions set forth in the Loan Agreement shall remain without change, binding and of full force and effect.

4.	Miscellaneous. This Amendment shall be governed and construed by the terms and conditions set forth in the Loan Agreement. In any event of a conflict between the terms contained in this Amendment and the Loan Agreement, the terms contained in this Amendment shall govern.

IN WITNESS WHEREOF, the Parties have caused this Amendment to the Loan Agreement to be executed by their duly authorized representatives effective as of the Amendment Effective Date.

Medigus Ltd.		Gix Internet Ltd.

By:	Liron Carmel	By:	Amihay Hadad
Title:	CEO	Title:	CEO

Date: 25.8.2022		Date: 25.8.2022